Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

December 7, 2010

Mr. Justin Dobbie

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE: Bassline Productions, Inc.
Your Letter of November 2, 2010
Form Registration Statement on Form S-1
File No. 333-169790

Dear Mr. Dobbie,

This correspondence is in response to your letter dated November 2, 2010 in reference to our filing of the Registration Statement on Form S-1 filed on October 6, 2010 on behalf of Bassline Productions, Inc., your file number 333-169790.

General

1.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: We are aware of Rule 8-08 of Regulation S-X and will update the financial statements accordingly, when necessary.

2.	Please provide a currently dated consent from the independent public accountant in any future amendments to the registration statement.

Response: We have included a currently dated consent from the independent public accountant, and will do so in the future.

Registration Statement Cover Page

3.	Please revise to move the prospectus “Subject to Completion’ legend and date of prospectus to the prospectus cover page.

Response: We have moved the “Subject to Completion” legend and date of prospectus to the prospectus cover page.

Prospectus Cover Page

4.
Please reconcile the statement that this offering will be a direct public offering through your “sole officer and director” with the statement on page 16 that each of Drew Hall, your President, and Randi Lorenzo, your Secretary and Treasurer, will participate in the offering.

Response:  We have revised this section as follows;

“…basis in a “direct public offering” through our officers and directors.”

5.
Please revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: We have revised this section for clarification as follows;

“This offering terminates in twelve months after commencement of this offering, on ____, 2011, with no extensions.”

6.
Please revise to clarify that you have not made any arrangements to place funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: We have revised for clarification as follows;

“All funds will be placed into a separate corporate account (not an escrow, trust or similar account), and management will have direct access to this account.  However, the funds will not be utilized by us until such time as the offering terms and conditions have been met.”

Prospectus Summary, page 1

7.	Please revise to quantify the portion of time that your officers expect to devote to you on a going forward basis. Please also revise the third risk factor on each of pages 6 and 7 accordingly.

Response: We have revised the following locations

Prospectus Summary:

“Our officers expect to devote limited time approximately 5 to 10 hours a week on a going forward basis.”

Risk Factor on page 6 and 7

“Our business plan is significantly dependent upon the abilities and continued participation of both Mr. Hall, our President and sole Director as well as, Ms. Lorenzo who is both our Secretary and Treasurer. They expect to devote limited time, approximately 5 to 10 hours a week on a going forward basis.”

8.
We note that your auditor has issued a going concern opinion and that following this offering you will be required to raise additional capital to cover the costs associated with your plan of operations. Please revise to disclose your monthly “burn rate” and the month you will run out of funds without additional capital. Also revise to quantify the amounts needed to implement your business plan of operations as detailed on pages 25 and 43. Please also revise the second risk factor on page 9 accordingly.

Response: We have revised the plan of operations on pages 25 and 42 as follows;

“ After completing the revolving grid note with E. Venture Resources, Inc. (with a credit limit of up to $100,000), and with a current monthly burn rate of roughly $300, we anticipate having adequate funding for the next 12 months.”

9.
Please revise this section to clarify your long-term development plan. In particular, it appears that you intend to initially provide a fee-based travel assistance service, followed by a production equipment rental business and finally you intend to provide artist representation. Please also revise throughout the prospectus to consistently discuss how you intend to develop your business, particularly given the differences between your short and long-term plans.

Response:  For clarification you will find the following revisions throughout the document;

Prospectus Summary:

“Bassline Productions, Inc., is striving to build a multi-faceted entertainment based business.  Our growth will be based upon reaching different stages of funding, allowing us to initiate the launch of different divisions of our business plan.  The primary focus of this offering is focused on Bassline Productions development of a travel planning and assistance based company specializing in providing travel assistance and pre-packaged tours with a focus on performance and festival competitions, for educational institutions and semi-professional entertainment groups. Upon the completion of this offering and the growth of our travel assistance division, which we are intending to launch prior to the completion of this offering, we intend to expand the Company into other areas of the entertainment industry, including equipment rental and performance production.”

Business of Issuer:

“Bassline Productions, Inc., is striving to build a multi-faceted entertainment based business. Our initial focus is based upon developing an online travel assistance service, as well as an onsite tour and performance agency.  In the future we intend to branch out into both equipment rental and production related services. At present, we intend to initially limit our services to focus on providing travel, performance and production assistance to educational institutions as well as semi-professional entertainers wishing to perform or compete in national performance festivals and entertainment venues.”

Significant Benefits to Our Clients:

“Many entertainment departments and semi-professional entertainers may have equipment rental needs at some point throughout their engagement.  Therefore, upon the completion of the first phase of Stage III, we intend to begin our investment of professional sound, lighting and backline equipment…”

“Our rental service might also be beneficial to those groups who find the costs of shipping certain equipment to be too financially or strategically burdensome to ship to certain location or venues. Backline rental, which consists of musical instruments and equipment associated with the performance of such, which includes amplifiers, cymbals, hardware and other miscellaneous items, would be a beneficial service to clients such as smaller educational facilities and semi-professional performers, who might find instrument rental a more cost effective solution to shipping or purchase.  Often, required instruments are expensive to purchase, maintain and can be equally costly to ship.  We intend to expand our rental department to provide backline rental for our clients, either through a pre-package tour, or on an à la carte basis.”

Strategy:

“…while also eventually providing a wide range of professional backline and production equipment capable of providing the proper instrumentation and reinforcement for a professional production. In addition, we intend to build an artist management organization, which may arise as the result of our contacts generated”

Plan of Operation:

“Backline and Production Equipment Rental.  Many educational institutions as well as semi-professional entertainers have the need to utilize backline and production services through outside vendors.  Both backline and production equipment may not only be costly, but also prohibitive and cumbersome to transport and maintain. Our intention is to build a rental aspect of the business around the professional backline, as well as professional sound, lighting equipment which would be most beneficial to our clients’ needs. This equipment could be packaged together with travel arrangements or rented à la carte”

Summary of the Offering

10.
We note you’re your disclosure on page 45 that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please revise to clarify that there is no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you.

Response: We have added footnote two to the Summary of the Offering to read as follows;

“Currently there is no trading market for our stock. We intend to apply for quotation on the Over-the-Counter Bulletin Board and will require assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist us.”

Risk Factors, page 5

11.	Revise to include a risk factor discussing and quantifying the anticipated costs of being a public company as compared to your limited amount of available funds.

Response: We have included the following risk factor;

“Because of the current economic and financial condition, BASSLINE PRODUCTIONS, INC. may be unsuccessful in obtaining and retaining a strong client base.”

“The current economic condition and recession may make it difficult to obtain clients who have the funds available to spend on services such as ours. Our potential clients may spend less money, if any at all, on traveling and performance management services.”

12.
Revise to include a risk factor discussing that additional issuances of common stock may be necessary as part of the implementation of your plan of operations which would result in dilution to existing shareholders.

Response: We have included the following additional risk factor;

 “Additional issuances of common stock may be necessary, causing dilution to purchasers of our securities.”

“Additional issuances of common stock may be necessary as part of plan of operation implementation. Investors participating in this offering will incur immediate and substantial dilution in the per share net tangible book value of their investment if additional issuances are made.”

13.	Please delete the first and fourth risk factors on page 7 which are duplicates of the third risk factor on page 5.

Response: We have deleted the first and fourth risk factor on page 5.

Because of competitive pressures from competitors with more resources, page 9

14.	Please revise to set forth risk from the “continued effects of the current recession” as a separate risk factor.

Response: We have created a separate risk factor for the continued effects of the current recession as follows;

“Because of the current economic and financial condition, BASSLINE PRODUCTIONS, INC. may be unsuccessful in obtaining and retaining a strong client base.

“The current economic condition and recession may make it difficult to obtain clients who have the funds available to spend on services such as ours. Our potential clients may spend less money, if any at all, on traveling and performance management services.”

 We have received on loan from E Venture Resources, Inc. page 9

15.
Please revise to include disclosure related to the potential issuance of 150,625 shares of your common stock in the event of default under the executed promissory note as disclosed on page F-10 of your financial statements. Please also discuss what constitutes an event of default under this agreement.

Response: We have revised this section as follows;

“We have executed a line of credit in the form of a grid note, payable to E Venture Resources for $26,125 with a 6% interest per year note. The accumulated balance of will be due on or before November 15, 2013.  If at the time of re-payment we have insufficient funds, we will be in default and may seek to renegotiate the terms and may agree upon new notes with a higher or lower interest rate. Upon default which includes our inability to pay, we may incur, and will be liable for, legal fees associated with the cost of collection. The $26,125 has been used to cover legal expenses for the purpose of retaining legal counsel and completing the draft of the S-1 Registration Statement, incorporation costs and filing fees.”

Available Information, page 12

16.	Please update the address of the Public Reference Room. The correct address is 100 F Street, NE, Washington, DC 20549. Refer to Item 101(h)(5) of Regulation S-K.

Response: We have updated this section to reflect the correct address.

Determination of Offering Price, page 15

17.
Please reconcile your disclosure which refers to “informational based networking sites” and “sites that are based on informational networking” with your stated business on page 1 of “providing travel management and production services to educational institutions and semi/professional entertainment groups.” To the extent it is not part of your business plan, please remove the references to informational networking.

Response: We have revised this section as follows;

“	prevailing market conditions, including the history and prospects for the industry in which we compete;

-	there are a limited number of businesses similar to ours nationwide
      our future prospects; and

-	the potential customer base and our marketing capabilities”

Dilution, page 15

18.
Please revise the table to ensure that individual amounts, specifically the total in the “Shares Purchased Amount” column and the Public Stockholders percentage in the “Total Consideration Percent” column, are correct.

Response:  We have corrected and revised the numbers in this graph to ensure accuracy.

Description of Business, page 24

19.	We note your disclosure regarding the three stages of your plan of operations. Please clarify your expectations regarding the repayment.

Response: We have revised this section as follows;

“An additional $20,000 would be allocated toward rental equipment purchases, and the balance of $45,000 would be utilized for legal, accounting, website developments and enhancements, marketing development, general office expenses, and repayment of E Venture Resources promissory note.”

20.
We note that you have raised 19,625 in funding since your inception. Please include a brief discussion of how much of this funding you have spent to date, in each case discussing the general character of each expenditure, and how much remains.

Response:  We have included the following brief discussion under Description of Business;

“Current expenditures to date are: $15,000 legal fees, for drafting of our Registration Statement, $3,000 in accounting and audit fees, $750 in website design, $625 for Nevada corporate formation, $60 phone line, and $30 website domain registration.  Total expenditures are equal to: $20,340. We have $79,660 remaining in the form of a credit line from the grid note executed with E Venture Resources.”

21.
Please discuss in greater detail the types of educational and other institutional organizations to whom you intend to market your business. We note, for example, the discussion of specific groups on your website.

Response: We have revised this section to include the following discussion;

“These may include school bands, theater companies, musical theatre troupes, college, university or high school choirs in addition to local bands.”

Employees, page 35

22.	Please discuss the other business commitments of Mr. Hall and Ms. Lorenzo. To the extent there are any potential conflicts of with any of these commitments, please discuss.

Response: We have added the following paragraph for clarification;

“Time devoted to Bassline Productions, Inc by Mr. Hall and Ms. Lorenzo will be limited, as they both currently have other business commitments outside of Bassline Productions, Inc. Mr. Hall is currently CEO of Trost Music, a talent and development agency. Also, Mr. Hall currently sits on the Board of Directors for B2G Media, LLC, a former start-up venture of his. Ms. Lorenzo currently manages her personal real estate investment and stock portfolios, Her current responsibilities to her real estate portfolio include, purchasing and management of renovations to income producing properties.”

Management’s Discussion and Analysis of Financial Condition, page 36

23.
Please clarify your expectations regarding revenue generation related to website advertising. Please reconcile the disclosure on pages 39 and 40 related to advertising revenue with your disclosure on page 30 which details revenue generation based on fess generated from sales commissions, package upgrade charges, and equipment rentals. If website advertising will be a key revenue stream, please expand the disclosure in the Description of Business section to discuss this business line’s dependence on web services such as Google’s AdWords and AdSense.

Response: We have revised the following sections to clarify our expectations regarding website advertising;

How We Plan To Generate Revenue

“Our Strategy is to derive most of our revenues from the fees charged for services; however, we have signed up with Google AdSense and are allowing Google to display ads on our webpage on a “pay-per-click” basis. We do not anticipate the revenues generated from services like Google AdSense to become a significant and key revenue stream. At this point in time it has not generated any revenue.”

Timing of Revenue Generation

“We do not anticipate generating any significant revenue for the next twelve months, and do not anticipate this being a significant source of revenue.”

Costs of Implementation of Our Web Services

“However, we do not expect website advertising to generate significant revenue. The services offered on our website will be our key revenue stream.”

Liquidity and Capital Resources

24.
You state that the offering terminates in twelve months. Given your limited available cash, please discuss how you intend to fund your operations for the next twelve months. In particular, please discuss any plans you have regarding interim additional funding to sustain your business prior to the closing of this offering. If you have no such plans, disclose that fact.

Response: We have included the following disclosure under Liquidity and Capital Resources;

“Given our limited available cash, we intend to utilize the line of credit with E Ventures Resources to fund our operations over the next twelve months, or until the close of this offering.”

Facilities, page 45

25.	Please quantify your monthly rental expense and in the Use of Proceeds section confirm that such costs are included in the working capital category.

Response: We have revised this section as follows;

“We currently maintain an office at 3319 Reynard Way, San Diego, CA 92103. We currently do not have any rental expenses, as we are utilizing the person residence of Mr. Hall free of charge. We do not believe that we will need to obtain additional office space at any time in the foreseeable future, approximately twelve months, until our business plan is more fully implemented.”

Executive Compensation, page 46

Future Compensation, page 46

26.
Please reconcile the statements on pages 25 and 43 that you expect to pay MR. Hall and Ms. Lorenzo $20,000 and 15,000 per year, respectfully, if S100,000 is raised in Stage III of your plan of operations, with the statement on page 46 that you expect to pay Mr. Hall and Ms. Lorenzo a “minimum salary” of 20,000 and 15,000 per year, respectfully. To the extent you may pay your executives in excess of these minimum amounts, please discuss the factors that will go into such a determination and any maximum amounts that you may pay them.

Response: We have revised this section to include the following;

“The minimum salary amounts will be reviewed for an increase, if and when the company reaches $500,000 in annual revenue.”

Other Expenses of Issuance and Distribution, Part II

27.	Please revise the table to ensure that individual amounts equate to the total amount. In particular, it appears that the total expenses are $4,800 rather than $4,200.

Response:  We have revised this table to include Legal Expenses as a line item. Therefore, the total now equals $19,800.

28.
We note that you have executed a promissory note in favor of E Venture Resources, Inc. the proceeds of which were to be used to cover legal expenses. Please revise the table to separately itemize legal expenses. Refer to Item 511 of Regulation S-K and the instruction thereto.

Response: We have revised the table to itemize the legal expense of $15,000 for the drafting of the S-1.

Undertakings, Part II

29.	Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K.

Response: We have revised this section to match the language set forth in Item 512 of Regulation S-K.

Exhibit Index, Part II

30.	Please revise to ensure that all filed exhibits are referenced in the exhibit index. In this regard, we note that the waiver of Stoecklein Law Group has been omitted.

Response: We have revised the Exhibit Index to include the Waiver of Stoecklein Law Group as Exhibit 10.2.

Exhibits

31.	Please file the executed Promissory note in favor of E Venture Resources, Inc. as a material contract.

Response:  We have revised the Exhibit Index to include the executed promissory note from E Venture Resources as Exhibit 10.3.

Exhibit 5, Opinion of the Stoecklein Law Group

32.
Please revise the final paragraph of your opinion to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which you are named is titled “Interests of Named Experts and Counsel” and not “Legal Matters.”

Response:   The last paragraph of this Exhibit Opinion has been revised to reflect that Stoecklein Law Group consents to being named in the “Interests of Named Experts and Counsel” section of the registration statement.

Sincerely,

    /s/ Donald J. Stoecklein
    Donald J. Stoecklein

cc: Bassline Productions, Inc.